

Mail Stop 3030

May 29, 2009

Via U.S. Mail and Fax (408) 988-8145

Mr. Jeffrey Andreson
Vice President, Finance and Administration, Chief Financial Officer
Intevac, Inc.
3560 Bassett Street
Santa Clara, CA 95054

> **Re: Intevac, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 000-26946**

Dear Mr. Andreson:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2008</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

<u>Critical Accounting Policies, page 33</u>

1.   We note that in the fourth quarter of 2008 you recorded an impairment charge of $10.5 million for goodwill and purchased technology intangible assets "due to a decline in market value and lower revenue expectations in light of current operating performance and future operating expectations". Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management's judgments into accounting for goodwill, please consider disclosing the following in future filings:
- we note that you indicate estimates of fair value are primarily determined using discounted cash flows and a market multiples approach. In addition to disclosing each of the valuation methodologies used, please include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

<u>Financial Statements, page 37</u>

<u>Notes to Consolidated Financial Statements, page 43</u>

<u>1. Significant Accounting Policies, page 43</u>

<u>Revenue Recognition, page 45</u>

2.   We note from your discussion on page 3 that you sell technology upgrades. Please tell us more about the technology upgrades, including what an upgrade purchase typically consists of and how you recognize revenue related to these sales. If material, please revise your disclosure in future filings to tell investors the nature of the technology upgrades that you sell and how you recognize related revenue.

3.   We also noted from your discussion on page 7 that you sell products through a distributor in certain countries. If material, please revise your disclosure in future filings to provide details to the extent that your revenue recognition policy differs among the various

marketing venues used by the Company, i.e. distributors, end-users, etc. Also, if the policies vary for revenue transactions in different parts of the world, those differences should be discussed. Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges, if any, and how these impact revenue recognition.

Goodwill and Purchased Intangible Assets, page 44

4.   We note that during the fourth quarter of fiscal year 2008 you wrote off all $9.7 million of goodwill in your Equipment reporting unit. In future filings, please expand this note to include details of your goodwill accounting impairment polices. For example, consider discussing the reporting level at which the impairment tests are done, the two-step impairment tests used to identify potential goodwill impairments and how you measure any impairment losses. Also, consider disclosing the basis of your related fair value measurements. Refer to SFAS 142.

11. Income Taxes, page 58

5.   We note that you recorded a significant tax benefit in 2008 based on management's belief that you could both carry back losses and carry forward credits to future years where you would generate taxable income. Please tell us the facts and circumstances surrounding your determination that it was appropriate to record this significant benefit in 2008. As part of your response please reconcile your assumption regarding future taxable income with your current losses and projections for a continued weak economy.

Item 9A. Controls and Procedures, page 67

Management's Report on Assessment of Internal Controls Over Financial Reporting, page 67

6.   Please revise in future filings to include a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on your internal control over financial reporting. We refer you to Item 308(a)(4) of Regulation S-K.

Item 11. Executive Compensation, page 69

Performance-based annual cash bonus

7.   We note from your discussion on page 19 that you have not disclosed or quantified the specific goals and targets for your named executive officers to achieve to receive their target bonus amounts.   While they did not receive bonus compensation this year, you should provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item

402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific levels, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the goals or targets, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Stock Options

8.   We note from your discussion on page 21 that you refer to various factors in setting the size of the equity grant to executive officers, such as "business conditions, company performance, the competitive climate, market data, expense of grants and other appropriate factors." In your future filings, as applicable, please provide more specific and substantive analysis and insight into how the Compensation Committee made its equity grant determinations with respect to each named executive officer. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual amount of the equity grant that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Exhibit 32.1

9.   We note that your certifications filed pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 are not properly dated. Please file an amendment to your Form 10-K that includes the entire periodic report and a new, currently dated 906 and 302 certifications.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602, or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Jay Webb
Accounting Reviewer